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SECI 08026827 IISSION

AN... ...PORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE
(No. and Street)

EAST MEADOW (City) NY (State) 11554 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 1 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMOS, GEORGE
(Name – *if individual, state last, first, middle name*)

42-27 BELL BOULEVARD (Address) BAYSIDE (City) NY (State) 11361 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/7/08

OATH OR AFFIRMATION

I, NEIL G. CAROUSSO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MEMBER

Title

Notary Public

PAMELA A DERISO
Notary Public - State of New York
NO. 01DE6151266
Qualified in Queens County
My Commission Expires 8/14/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007
WITH
INDEPENDENT AUDITORS' REPORT

RNR SECURITIES, L.L.C.

FINANCIAL STATEMENTS
DECEMBER 31, 2007

CONTENTS

GEORGE DEMOS, C.P.A.

42-27 BELL BOULEVARD, BAYSIDE, NEW YORK 11361
TEL.: (718) 428-0438 • FAX: (718) 229-7042

INDEPENDENT AUDITOR'S REPORT

To the Members of
RNR Securities, L.L.C.

I have audited the accompanying statement of financial condition of RNR Securities,L.L.C. (the Company) as of December 31, 2007, and the related statements of operations and comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, L.L.C. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George Demos, CPA

Bayside, New York
February 21, 2008

George Demos,C.P.A.

RNR SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	106,484
Investments		145,897
Commissions receivable		317,485
Prepaid expenses and other assets		271
Total assets	$	570,137

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	381,870
Accounts payable and accrued expenses		5,326
Total liabilities		387,196
Members' equity:		
Members' equity		156,886
Accumulated other comprehensive income		26,055
Total members' equity		182,941
Total liabilities and members' equity	$	570,137

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions	$	2,847,804
Total revenue		2,847,804
EXPENSES		
Members' guaranteed payments		1,269,874
Salaries and related expenses		32,444
Commissions		1,384,786
Occupancy		17,400
Regulatory fees and subscriptions		22,733
Insurance		10,545
Office expense		12,405
Postage		8,868
Promotion		31,904
Seminars		1,535
Professional fees		9,000
Telephone		1,878
Other expenses		758
Total expenses		2,804,130
INCOME FROM OPERATIONS		43,674
OTHER REVENUE		
Investment income		10,491
NET INCOME		54,165
OTHER COMPREHENSIVE INCOME(LOSS)		
Unrealized loss on investments arising during the period		(2,670)
TOTAL COMPREHENSIVE INCOME(LOSS)	$	51,495

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Members' Equity	Accumulated Other Comprehensive Income(Loss)	Total
Members' equity at beginning of year	$ 102,721	$ 28,725	$ 131,446
Comprehensive income(loss):			
Net income	54,165		54,165
Other comprehensive income(loss):			
Unrealized loss on investments arising during the period		(2,670)	(2,670)
Total comprehensive income(loss)			51,495
Members' equity at end of year	$ 156,886	$ 26,055	$ 182,941

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	54,165
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Increase in commissions receivable		(43,900)
Decrease in prepaid expenses and other assets		32
Increase in commissions payable		78,745
Decrease in accounts payable and accrued expenses		(2,976)
NET CASH PROVIDED BY OPERATING ACTIVITIES		86,066
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investments		(23,739)
NET CASH USED BY INVESTING ACTIVITIES		(23,739)
NET INCREASE IN CASH AND CASH EQUIVALENTS		62,327
CASH AND CASH EQUIVALENTS - BEGINNING		44,157
CASH AND CASH EQUIVALENTS - ENDING	$	106,484

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance and annuities.

Basis of Accounting:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes:

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for Federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

Furniture and Equipment:

Furniture and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Cash Equivalents:

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

RNR SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The company leases office space from one of its members. Future minimum lease payments under the lease are as follows:

2008	$ 17,400
2009	17,400
	$ 34,800

NOTE 3 - SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2007.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2007 the Company had net capital of $160,773, which was $155,773 in excess of its required net capital.

NOTE 5 - INVESTMENTS:

The Company invests in mutual funds. At December 31, 2007, these investments were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. At December 31, 2007 these investments had a fair value of $145,897, a cost of $119,842, and an unrealized gain of $26,055.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total Capital		$	182,941
Deductions and/or changes:			
Nonallowable assets:			
Prepaid expenses			271
Net capital before haircuts on securities positions (tentative net capital)			182,670
Haircuts on securities			
90 day certificate of deposit	12		
Mutual funds	21,885		21,897
Net capital		$	160,773
Aggregate indebtedness:			
Items included in statement of financial condition:			
Accounts payable and accrued expenses		$	5,326
Total aggregate indebtedness		$	5,326
Computation of basic net capital requirement			
Minimum net capital required		$	5,000
Excess net capital		$	155,773
Excess net capital at 1,000 percent		$	160,240
Ratio: Aggregate indebtedness to net capital			.033 TO 1

There is no material difference from the company's computation (included in Part II of Form X-17A-5 as of December 31, 2007) of net capital as reported in the unaudited FOCUS report and the audited financial statements.

The Company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds and/ or variable life insurance or annuities .

END